FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

Sadia S.A. (Public-held company) Financial statements December 31, 2008 and 2007

Sadia S.A.

Publicly-held company

Financial statements

December 31, 2008 and 2007

Independent auditors’ report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have examined the accompanying balance sheets of Sadia S.A. (“the Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, which are the responsibility of its management.  Our responsibility is to express an opinion on these financial statements.

2.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, the results of its operations, changes in its shareholders’ equity, cash flows and added value in the operations for the year then ended, in conformity with accounting practices adopted in Brazil.

4.

As described in Note 3, due to the changes occurred in the accounting practices adopted in Brazil during 2008, the prior year financial statements are being presented, for comparison purpose, in the same basis adopted for 2008, according to the NPC 12 - Accounting Policies, Changes in the Accounting Estimates and Errors.

March 27, 2009

KPMG Auditores Independentes

CRC SP014428/O-6-S-SC

Marcos A. Boscolo

Accountant CRC SP-198789/O-0 S-SC

Sadia S.A.

Publicly-held Company

Balance sheets

December 31, 2008 and 2007

(In thousands of Reais)

		Parent company		Consolidated

Assets	Note	2008	2007	2008	2007

Current assets
Cash and cash equivalents	5	144,015	251,587	2,163,998	680,655
Short-term investments	6	755,324	385,210	1,345,330	2,002,895
Receivables from future contracts	23	300,874	-	813,319	149,675
Trade accounts receivable	7	1,049,156	439,944	790,467	486,586
Inventories	8	1,660,685	1,086,944	1,851,020	1,168,936
Recoverable taxes	9	379,476	256,717	441,818	325,868
Deferred taxes	22	129,561	32,533	132,969	35,992
Other credits		84,269	80,516	98,255	130,641

		4,503,360	2,533,451	7,637,176	4,981,248

Noncurrent assets
Long-term receivables
Long-term investments	6	270,332	180,111	270,332	180,111
Recoverable taxes	9	282,502	163,752	352,168	165,225
Deferred taxes	22	760,381	95,375	728,597	95,375
Judicial deposits	17	40,693	41,782	41,609	42,004
Related parties	10	1,845,098	5,280	-	-
Advances to suppliers		61,693	61,753	61,693	61,753
Other credits		78,740	25,721	85,383	30,392

		3,339,439	573,774	1,539,782	574,860

Property, plant and equipment	12	3,906,750	2,731,851	4,199,901	2,881,748

Investments	11	588,654	2,038,992	15,304	2,123

Intangible assets	14	137,671	102,300	138,113	102,368

Deferred charges	13	82,274	75,123	128,715	82,572

		8,054,788	5,522,040	6,021,815	3,643,671

Total		12,558,148	8,055,491	13,658,991	8,624,919

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Balance sheets

December 31, 2008 and 2007

(In thousands of Reais)

		Parent company		Consolidated

Liabilities and shareholders’ equity	Note	2008	2007	2008	2007

Current liabilities
Loans and financing	15	3,896,045	448,223	4,164,391	980,327
Payables from future contracts	23	295,241	10,949	2,777,054	69,274
Suppliers		906,091	583,965	918,687	593,951
Advances from subsidiaries	10	934,727	1,169,098	-	-
Salaries, social charges and
accrued vacation payable		147,479	128,432	154,587	132,500
Taxes payable		35,414	51,109	57,661	65,859
Dividends payable	18	3,901	135,666	3,901	135,666
Employees’ profit sharing	20	-	74,215	9,866	82,346
Deferred taxes	22	10,861	10,969	12,907	10,969
Other accounts payable		222,310	137,202	318,963	195,055

		6,452,069	2,749,828	8,418,017	2,265,947

Noncurrent liabilities
Loans and financing	16	1,938,849	1,170,111	4,384,745	2,688,115
Advances from subsidiaries	10	3,522,560	624,029	-	-
Employee benefit plan	25	118,295	107,418	118,295	107,418
Provision for contingencies	17	51,811	51,870	55,517	66,794
Deferred taxes	22	97,753	98,725	120,931	216,607
Stock option plan	19	8,067	14,763	8,067	14,763
Other accounts payable		90,610	48,214	88,580	46,840

		5,827,945	2,115,130	4,776,135	3,140,537

Minority interest		-	-	53,955	34,599

Shareholders’ equity	18
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Capital reserve		-	1,650	-	1,650
Profit reserves		-	980,828	-	980,828
Treasury stock		(97,064)	(84,118)	(97,064)	(84,118)
Equity valuation adjustments		(85,545)	228,830	44,994	228,830
Cumulative translation adjustment		(11,718)	-	(11,718)	-
Retained earnings		(1,527,539)	63,343	(1,525,328)	56,646

		278,134	3,190,533	410,884	3,183,836

Total		12,558,148	8,055,491	13,658,991	8,624,919

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of income

Years ended December 31, 2008 and 2007

(In thousands of Reais, except for information on earnings per shares)

		Parent company		Consolidated

	Note	2008	2007	2008	2007
Revenues
Domestic market		6,519,102	5,316,561	6,606,836	5,319,918
Foreign market		4,755,963	3,806,281	5,585,060	4,590,055

		11,275,065	9,122,842	12,191,896	9,909,973

Sales deductions		(1,287,874)	(1,065,220)	(1,463,254)	(1,201,832)

Net revenues		9,987,191	8,057,622	10,728,642	8,708,141

Cost of goods sold		(8,083,512)	(6,284,379)	(8,109,377)	(6,312,130)

Gross profit		1,903,679	1,773,243	2,619,265	2,396,011

Operating income (expenses)
Selling expenses		(1,560,515)	(1,330,507)	(1,727,067)	(1,464,262)
Administrative		(132,758)	(97,639)	(139,197)	(97,088)
Management Fees		(20,165)	(16,433)	(20,165)	(16,433)
Other operating income		(2,922)	5,135	(5,901)	8,352
Employees’ profit sharing	20	(4,933)	(74,217)	(17,833)	(83,128)
Financial income (expenses), net	21	(2,262,743)	3,719	(3,892,336)	132,042
Equity in earnings of subsidiaries	10	(1,119,964)	549,010	(2,927)	4,966

Operating income (loss)		(3,200,321)	812,311	(3,186,161)	880,460

Other expenses		(9,715)	(13,461)	(11,689)	(13,156)

Net income before income and social contribution taxes		(3,210,036)	798,850	(3,197,850)	867,304

Current income and social contribution taxes	22	(2,754)	(8,682)	(26,475)	(76,581)
Deferred income and social contribution taxes	22	719,047	(22,859)	729,233	(23,391)

Net income (loss) before minority interest		(2,493,743)	767,309	(2,495,092)	767,332

Minority interest		-	-	10,258	1,016

Net income (loss) for the year		(2,493,743)	767,309	(2,484,834)	768,348

Net income (loss) per lot of a thousand shares - R$		(3.70568)	1.14057

Number of shares at year end		672,950,712	672,740,712

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of changes in shareholders’ equity (parent company)

Years ended December 31, 2008 and 2007

(In thousands of Reais)

		Capital reserve	Profit reserves

Parent Company	Capital	Return on sale of treasury stock	Legal reserve	Expansion reserve	Research & development reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total

Balances at December 31, 2006	1,500,000	289	74,839	850,147	74,444	(33,341)	-	(15,989)	2,450,389
Capital increase with reserves	500,000	(5)	(37,000)	(425,995)	(37,000)	-	-	-	-
Acquisition of treasury stock	-	-	-	-	-	(51,240)	-	-	(51,240)
Sales of treasury stock	-	-	-	-	-	463	-	-	463
Gain on sale of treasury stock	-	1,366	-	-	-	-	-	-	1,366
Equity valuation adjustments:
Available for sale (net of tax of R$117,882)	-	-	-	-	-	-	228,830	-	228,830
Net income for the year	-	-	-	-	-	-	-	767,309	767,309
Destinations:
Reserves	-	-	34,399	412,595	34,399	-	-	(481,393)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(206,584)	(206,584)

Balances at December 31, 2007	2,000,000	1,650	72,238	836,747	71,843	(84,118)	228,830	63,343	3,190,533
Acquisition of treasury stock	-	-	-	-	-	(52,805)	-	-	(52,805)
Sales of treasury stock	-	-	-	-	-	39,859	-	-	39,859
Gain on sale of treasury stock	-	18,021	-	-	-	-	-	-	18,021
Equity valuation adjustments:
Reversal of available for sale (net of tax of R$117,882)	-	-	-	-	-	-	(228,830)	-	(228,830)
Available for sale (net of tax of R$44,069)	-	-	-	-	-	-	(85,545)	-	(85,545)
Cumulative translation adjustment	-	-	-	-	-	-	(11,718)	-	(11,718)
Net loss for the year	-	-	-	-	-	-	-	(2,493,743)	(2,493,743)
Allocation of the loss for the year	-	(19,671)	(72,238)	(836,747)	(71,843)	-	-	1,000,499	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(97,638)	(97,638)

Balances at December 31, 2008	2,000,000	-	-	-	-	(97,064)	(97,263)	(1,527,539)	278,134

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of changes in shareholders’ equity (consolidated)

Years ended December 31, 2008 and 2007

(In thousands of Reais)

		Capital reserve	Profit reserves

Parent Company	Capital	Return on sale of treasury stock	Legal reserve	Expansion reserve	Research & development reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total

Balances at December 31, 2006	1,500,000	289	74,839	850,147	74,444	(33,341)	-	(23,725)	2,442,653
Capital increase with reserves	500,000	(5)	(37,000)	(425,995)	(37,000)	-	-	-	-
Acquisition of treasury stock	-	-	-	-	-	(51,240)	-	-	(51,240)
Sales of treasury stock	-	-	-	-	-	463	-	-	463
Gain on sale of treasury stock	-	1,366	-	-	-	-	-	-	1,366
Equity valuation adjustments:
Available for sale (net of tax of R$228,830)	-	-	-	-	-	-	228,830	-	228,830
Net income for the year	-	-	-	-	-	-	-	768,348	768,348
Destinations:
Reserves	-	-	34,399	412,595	34,399	-	-	(481,393)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(206,584)	(206,584)

Balances at December 31, 2007	2,000,000	1,650	72,238	836,747	71,843	(84,118)	228,830	56,646	3,183,836
Acquisition of treasury stock	-	-	-	-	-	(52,805)	-	-	(52,805)
Sales of treasury stock	-	-	-	-	-	39,859	-	-	39,859
Gain on sale of treasury stock	-	18,021	-	-	-	-	-	-	18,021
Equity valuation adjustments:
Reversal of available for sale (net of tax of R$117,882)	-	-	-	-	-	-	(228,830)	-	(228,830)
Available for sale (net of tax of R$23,178)	-	-	-	-	-	-	(44,993)	-	(44,993)
Cumulative translation adjustment	-	-	-	-	-	-	(11,718)	-	(11,718)
Net loss for the year	-	-	-	-	-	-	-	(2,484,834)	(2,484,834)
Allocation of the loss for the year	-	(19,671)	(72,238)	(836,747)	(71,843)	-	-	1,000,499	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(97,638)	(97,638)

Balances at December 31, 2008	2,000,000	-	-	-	-	(97,064)	33,275	(1,525,327)	410,884

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of cash flows

Years ended December 31, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated
	2008	2007	2008	2007
Net income for the year	(2,493,743)	767,309	(2,484,834)	768,348
Adjustments to reconcile net income to cash
generated by operating activities
Variation in minority interest	-	-	19,356	33,635
Depreciation, amortization and depletion	407,206	304,355	414,717	306,155
Accrued interest, net of paid interest	979,938	44,441	1,303,242	18,266
Fair value of unrealized derivatives instruments	288,469	(43,672)	2,365,813	(191,622)
Goodwill amortization	22,570	20,774	22,570	20,774
Equity in earnings of subsidiaries	1,119,964	(549,010)	2,927	(4,966)
Deferred taxes	(763,114)	22,859	(823,937)	141,273
Contingencies	(59)	8,254	(11,277)	22,029
Result from the disposal of permanent assets	4,512	10,426	8,235	10,598
Variation in operating assets and liabilities
Trade accounts receivable	(609,212)	177,464	(303,881)	192,012
Inventories	(573,741)	(75,253)	(682,084)	(84,482)
Recoverable taxes and other	(297,775)	119,648	(37,575)	186,152
Interests and exchange variation	(131,710)	(125,729)	(236,061)	(243,870)
Judicial deposits	1,089	5,186	395	4,964
Suppliers	322,126	89,322	324,736	90,666
Advances from subsidiaries	2,664,160	46,564	-	-
Taxes payable, salaries payable and others	87,436	96,337	137,856	113,572
Net cash generated by operating activities	1,028,116	919,275	20,198	1,383,504
Investment activities
Funds from the sale of permanent assets	5,265	3,394	5,468	3,636
Investments in subsidiaries	(80,972)	(53,512)	-	-
Goodwill	(52,180)	(37,848)	(52,180)	(37,848)
Interests and exchange variation	98,465	-	117,366	-
Dividends received	89,410	-	-	-
Purchase of property, plant and equipment	(1,557,105)	(894,177)	(1,710,584)	(1,048,576)
Purchase of intangible assets	(24,962)	(3,857)	(27,786)	(3,906)
Purchase of deferred charges	(25,957)	(27,135)	(76,149)	(32,448)
Acquisition of subsidiary (net of cash)	(40,290)	(16,020)	(40,290)	(16,020)
Receivables from future contracts	(875,874)	-	399,514	105,352
Short-term investments	(3,084,261)	(40,015)	(4,157,794)	(2,681,263)
Redemption of investments	2,344,369	3,693	4,302,098	2,499,406
Net cash from investment activities	(3,204,092)	(1,065,477)	(1,240,337)	(1,211,667)
Loans activities
Loans received	4,308,119	752,886	4,990,666	2.496.131
Loans paid	(758,695)	(523,263)	(1,408,599)	(2.313.716)
Payables from future contracts	570,823	37,849	(666,560)	16.953
Dividends paid	(215,729)	(106,755)	(215,729)	(106.755)
Loans with subsidiaries	(1,839,818)	87,672	-	-
Sale of treasury stock	56,509	463	56,509	463
Acquisition of treasury stock	(52,805)	(51,240)	(52,805)	(51.240)
Net cash from loans activities	2,068,404	197,612	2,703,482	41,836
Cash at beginning of year	251,587	200,177	680,655	466.982
Cash at end of year	144,015	251,587	2,163,998	680.655
Net increase in cash	(107,572)	51,410	1,483,343	213,673

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Statements of consolidated added value

Years ended December 31, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues
Sale of products, goods and services	11,153,701	9,030,941	12,033,471	9,800,290

Inputs acquired from third parties
Raw materials acquired from third parties	(5,954,081)	(4,526,292)	(5,979,946)	(4,554,042)
Services rendered by third parties	(1,896,198)	(1,665,993)	(2,021,452)	(1,777,982)

Gross added value	3,303,422	2,838,656	4,032,073	3,468,266

Depreciation, amortization and depletion	(429,776)	(325,129)	(437,287)	(326,929)

Net added value produced by the company	2,873,646	2,513,527	3,594,786	3,141,337

Transferred added value
Equity in net income of subsidiaries and associated companies	(1,119,964)	549,010	(2,927)	4,966
Financial income	808,615	20,843	2,468,341	287,604
Exchange variations on foreign investments	-	-	537,120	(99,655)
Others	(12,637)	(8,326)	(17,590)	162

Total added value to be distributed	2,549,660	3,075,054	6,579,730	3,334,414

Distribution of added value
Employees
Payroll and related charges	1,006,346	802,181	1,037,143	820,225
Benefits	166,506	125,448	168,053	113,465
FGTS (Government Severance Indemnity Fund for Employees)	68,331	55,505	68,360	55,513
Others	272,886	298,286	291,331	324,463

Taxes
Federal	(128,263)	553,795	(107,326)	623,198
State	578,477	491,151	587,477	491,980

Financiers
Interest	3,071,444	(23,002)	6,897,827	33,804

Shareholders' equity
Interest on shareholders' equity	-	157,214	-	157,214
Dividends	-	49,370	-	49,370
Retained earnings/loss for the year	(2,493,743)	560,725	(2,484,834)	561,764
Minority interest	-	-	(10,258)	(1,016)
Others	7,676	4,381	131,957	122,653

See the accompanying note to the financial statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

Years ended December 31, 2008 and 2007

(In thousands of Reais)

1   Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, Middle East, Eurasia, Asia and Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company’s shares are listed on the São Paulo stock exchange, responding to Corporate Governance Level I under the codes SDIA3 and SDIA4, and deposit receipts of its preferred shares are listed on the Madrid stock exchange (Latibex) and the New York stock exchange (NYSE).

Management plans

As a result of the international crisis, which generated a high degree of volatility in the financial market in the second half of 2008, particularly by the appreciation of the US dollar against the Real, the Company’s short-term liquidity situation was affected, which is reflected in a negative working capital situation and a loss for the year.

Company Management has adopted certain measures in a number of areas as a way of solving the current financial situation and enabling the settlement and/or renegotiation of its short term obligations, summarized as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

a) In the financial area the Company has been negotiating the structuring of its short-term financial liabilities, which are in the process of having their terms renewed or lengthened, as follows:

•

The advances on export contracts (ACC), in the amount of R$1,798,441, are being negotiated with the creditor banks and the amounts with maturities in January, February and March, in the amount of R$645,330, were renegotiated for a period of 180 and 360 days at market rates.

•

In the financing line for exports, referring to the export credit notes (NCE), the amount of R$105,000 of the total amount of R$1,065,477, was renegotiated for the term of 360 days.

•

For the working capital loans, in the amount R$443,273, a roll-over of R$370,000 was contracted for a term of 360 days and R$45,000 for a term of 180 days.

•

Additionally, the Company is negotiating a financing contract with Banco do Nordeste in an approved amount of R$244,000 for a term of 12 years with a four-year waiting period.  The timetable for reimbursement forecasts R$161,800 in April 2009 (R$50,000 already released), R$44,000 in May and R$38,200 in July. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with its own resources.

•

In February 2009 BNDES released the amount of R$18,000 referring to investments already paid in advance with its own resources in the Lucas do Rio Verde unit.

b)

In the operating area the Company has been taking certain actions to increase revenue and reduce costs, such as: (i) increasing sales with the opening of new clients and markets; (ii) adjusting the production levels and consequently reducing inventories; (iii) reducing operating costs without compromising operations, and (iv) selling operating and non-operating assets.

c)

In the corporate area possible capitalization transactions are under analysis through sale of corporate interests and/or association with other companies.

The Company’s strategic plan is in progress and the results should generate a positive impact in

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

the future, however, the Company depends on its ability to re-negotiate its short term debt and/or on the success of the actions described above in order to continue its operations.

Company Management believes that all these measures will bring the expected results and will bring about the balancing of the short-term cash flow.

2   Preparation and presentation of the financial statements

The individual and consolidated financial statements are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretation of the Accounting Pronouncements Committee (CPC), and the rules of the Brazilian Securities Commission (CVM).

For the first time when preparing the Parent Company only and consolidated financial statements for 2008, the Company adopted the amendments to the Corporate Law introduced by Law 11638, which was approved on December 28, 2007 with the respective changes introduced by Provisional Measure 449 on December 3, 2008.

Law 11638/07 and Provisional Measure 449/08 amended Law 6404/76 with respect to the preparation and disclosure of the financial statements. The adjustments with respect to the initial adoption of Law 11638/07 and Provisional Measure 449/08 are described in detail in Note 3.

To improve the information presented to the market, the Company is presenting the consolidated segment reporting as supplementary information, prepared based on management information used by the Company’s management for evaluation of operating performance.

Authorization for the issuance of these financial statements was given by Board of directors and Statutory Audit Committee on March 26 and 27, 2009, respectively.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

3   Description of significant accounting policies

3.1   Initial adoption of Law 11838/07 and Provisional Measure 449/08

According to the Accounting Pronouncements Committee - CPC 13 - Initial Adoption of Law 11638/07, the Company elected to prepare a transitional balance sheet on January 1, 2007 which will determine the beginning balances for the accounting in accordance with the Corporate Law amended by Law 11638/07 and Provisional Measure 449/08. The amendments introduced by the aforementioned legislation are defined as changes in accounting practices.  The initial adoption adjustments were recorded against retained earnings.

For disclosure purposes of the comparative financial statements, the Company followed CVM Resolution 506 of June 19, 2006, recognizing the retroactive application of the amendments to the aforementioned legislation and, consequently, restating the financial statements for 2007.

The equity adjustments arising from the initial adoption of Law 11638/07 and Provisional Measure 449/08, the summary of the accounting practices changed by the aforementioned legislation, are presented below.

	Parent Company			Consolidated
		Transitional date – 01/01/07			Transitional date – 01/01/07
	Balance as of 12/31/06	Adjustments	Balance as of 01/01/07	Balance as of 12/31/06	Adjustments	Balance as of 01/01/07

Shareholders’ equity
Capital	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Capital reserve	5	284	289	5	284	289
Profit reserves	999,430	-	999,430	999,430	-	999,430
Treasury shares	(33,341)	-	(33,341)	(33,341)	-	(33,341)
Retained earnings	-	(15,989)	(15,989)	(7,736)	(15,989)	(23,725)
	2,466,094	(15,705)	2,450,389	2,458,358	(15,705)	2,442,653

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Summary of the adjustments	01/01/2007

Adjustments against retained earnings:
- Available for sale	12,221
- Receivables from future contracts	33,942
- Payables from future contracts	(58,580)
- Deferred tax	36
- Stock option	(3,608)
(15,989)

Financial instruments

The Company held financial instruments whose balances on the transition date were reclassified as: (i) held for trading; (ii) available for sale; (iii) payables and receivables from future contracts; and (iv) loans and receivables. The financial liabilities are recognized initially at fair value plus applicable transition costs and then subsequently valued at amortized cost.

The balances of financial instruments available for sale, held for trading and payables and receivables from future contracts were stated at fair value through the profit and loss on the transition date.

Prior to the transition date, the operations with derivative financial instruments were recorded when realized and the unrealized fair values disclosed in the financial statements.

Cash and cash equivalents

Cash and cash equivalents include bank accounts and investments with immediate liquidity and low market variation risk with maturities in up to 90 days at the time of acquisition.

Long and short-term investments

In accordance with the rules of Accounting Pronouncements Committee - CPC 14 - Recognition, Valuation and Proof of Financial Instruments, short and long-term investments must be classified in one of three categories, according to the purpose for which the investment was acquired:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

(i) held to maturity, when management has the intention and financial ability to hold the investment until its maturity; (ii) held for trading, when the purpose of the acquisition of the investment is to obtain short-term gains and (iii) securities available for sale when the intention is not classified in any of the categories above.

The held to maturity securities are valued at cost of acquisition, plus interest and exchange or monetary variations, less eventual reductions in the recoverable value, when applicable.

The held for trading are securities valued at their fair value, according to the Company’s investment strategy and risk management. The variations arising from valuation to fair value are recognized in the income statement.

The available for sale securities are valued at their fair value, and the unrealized gains and losses are classified in shareholders’ equity, net of tax effects, as equity valuation adjustments. Gains and losses realized or losses considered as permanent are recognized in the statement of income when incurred.

Derivative financial instruments

The derivatives are valued at their fair value and the gains and losses recognized in the statements of income. The fair value recognized in the financial statements takes into consideration market conditions and assumptions on the base date of these statements and does not necessarily represent the outflow or receipt of cash, supposing the transactions were settled on the date of the financial statements.

Deferred charges

Provisional Measure 449/08 extinguished deferred charges; however, in conformity with the option permitted in the legislation, the balance of deferred charges as of December 31, 2008 will be maintained until they are fully realized through amortization or write-off against the statement of income.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Intangible assets

Certain intangible assets which were already recognized prior to the initial adoption of Law 11638/07 and Provisional Measure 449/08 and which meet the specific requirements of Accounting Pronouncements Committee - CPC 04 - Intangible Assets, approved by CVM Resolution 553, were reclassified from property, plant and equipment to intangible assets

Intangible assets comprise assets generated internally by the Company and they are valued at cost of formation, less accumulated amortization. These assets are recognized only in the development stage, provided that the following criteria are met: (i) technical viability to conclude the intangible asset so that it is available for use or sale; (ii) ability to use or sell the intangible asset; (iii) existence of ways of gaining economic benefits and (iv) ability to measure with certainty the expenses attributable to the intangible asset during its development.

Grants and subsidies

Grants and subsidies received by the Company before the initial adoption of Law 11638/07 and Provisional Measure 449/08 were recorded in a capital reserve in shareholders’ equity. Grants and subsidies received beginning with the year 2008 were recognized as liabilities when it was fairly certain that the established conditions would be met by the Company and will be allocated to income with corresponding entries against the receipt of grants and subsidies as the term of the assumed commitments elapses.

Government subsidies and donations that do not have assumed obligations are recognized in the income statement and collated with the expenses that it is intended to offset, provided that the conditions of Accounting Pronouncements Committee - CPC 07 - Government  Subsidies and Assistance, are met.

Share based payments

The Company adopted the provisions of the Accounting Pronouncements Committee - CPC 10 - Share based payments, recognizing as an expense, on a straight-line basis, the fair value of the options granted during the period of service required by the plan, as corresponding entries against liabilities.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The fair value of the options is updated on the base date of the financial statements, based on assumptions available on the market.

Reconciliation of the differences between accounting practices

The reconciliation of net income/loss and shareholders’ equity as of December 31, 2008 that reflect the effects of the initial adoption of Law 11638/07, with the results that would be obtained if the changes in accounting practices with respect to the aforementioned legislation had not been adopted, is as follows.

	Net income/(loss)
	2008		2007

	Parent company	Consolidated	Parent company	Consolidated
Net income/(loss) as of December 31 - with the effects of Law 11638/07	(2,493,743)	(2,484,834)	767,309	768,348

Fair value of future contracts, net of tax	132,491	2,056,801	(69)	(71,630)
Fair value of available for sale securities, net of taxes	(85,546)	-	-	-
Subsidies for investments and donations recognized in the income statement	(34,660)	(34,660)	(20,490)	(20,490)
Stock Options	(5,325)	(5,325)	12,788	12,788
Cumulative translation adjustment	1,924,310	-	(71,561)	-

Net income/(loss) as of December 31 - without the effects of Law 11638/07	(562,473)	(468,018)	687,977	689,016

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Shareholders’ equity
	2008		2007

	Parent company	Consolidated	Parent company	Consolidated
Shareholder’s equity as of December 31 - with the effects of Law 11638/07	278,134	410,884	3,190,533	3,183,836

Fair value of future contracts, net of tax	132,491	1,997,553	-	(59,249)
Fair value of available for sale securities, net of taxes	-	(44,994)	-	(228,830)
Stock options	8,067	8,067	14,763	14,763
Cumulative translation adjustment	1,865,161	-	(288,079)	-

Shareholder’s equity as of December 31 - without the effects of Law 11638/07	2,283,853	2,371,510	2,917,217	2,910,520

The tax effects of the adjustments arising from the initial adoption of Law 11638/07 and Provisional Measure 449/08, when applicable, were recorded in Shareholders’ equity against deferred tax assets or liabilities.

3.2   Description of significant accounting policies (unchanged by the initial adoption of Law 1138/07 and the Provisional Measure 449/08)

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

The shipping and handling costs are classified as selling expenses and effectively recognized in the income statement at the time of transfer of the products to the client.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

In the year ended December 31, 2008 the shipping and handling expenses totalled the amount of R$642,308 (R$555,478 in 2007).

Research and development costs are recognized as an expense in the measure that they are incurred and in the year ended December 31, 2008 totalled the amount of R$7,318 (R$11,127 in 2007).

Expenses with publicity and promotions: are recognized when incurred and in the year ended December 31, 2008 totalled the amount of R$188,346 (R$184,478 in 2007).

Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Foreign currency

In accordance with the rules established in Accounting Pronouncements Committee - CPC 02 - Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Resolution 534, the Company’s management defined that the functional currency of its subsidiaries abroad is the Real, except for its subsidiary in Russia, which has the local currency as it is functional currency.

Transactions in foreign currency are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date.  The gains and losses from the fluctuations in the exchange rates on monetary assets and liabilities are recognized in the statement of income.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The gains and losses arising from changes in investments abroad are recognized directly in shareholders’ equity under equity valuation adjustments and recognized in the statement of income when these investments are fully or partially disposed of.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 11.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

•

Balance sheet accounts at the exchange rate at the end of the year.

•

Statement of income accounts at the exchange rate at the end of each month.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Other investments are valued at cost less a provision for devaluation considered as permanent.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 12. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

Deferred charges

Deferred charges are represented substantially by pre-operating costs and reorganization charges, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Provisional Measure 449/08 extinguished this group of accounts and the Company opted to maintain the balance of deferred charges until their total realization through amortization or write-off against the statement of income.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution and take into consideration past profitability and expectations of generation of future taxable income based on a technical viability study approved by management.

Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Environmental

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions are currently necessary, based on existing Brazilian laws and regulations.

3.3   New technical pronouncements adopted this year

During 2008 the Brazilian Securities Commission (CVM) issued a series of resolutions, approving Technical Pronouncements issued by the Accounting Pronouncements Committee (CPC) and those described below were applicable to the Company:

•

CVM Resolution 534, approving Technical Pronouncement CPC 02, which addresses the effects of changes in the exchange rates and translation of financial statements.

•

CVM Resolution 553, approving Technical Pronouncement CPC 04, which establishes procedures for recognition and disclosure of intangible assets.

•

CVM Resolution 555, approving Technical Pronouncement CPC 07, which must be applied in the accounting and disclosure of government subsidies and in the disclosure of other forms of government assistance.

•

CVM Resolution 562, approving Technical pronouncement CPC 10, which establishes procedures for recognizing and disclosing in the financial statements the transactions with share based payment.

•

CVM Resolution 566, approving Technical Pronouncement CPC 14, which establishes principles for the recognition and valuation of financial assets and liabilities and derivative financial instruments. In addition, CVM issued CVM Instruction 475, which establishes the presentation of information on financial instruments, in a specific note, and the disclosure of the sensitivity analysis.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

4   Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio and delegating to a third party the administrative functions.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at
	2008	2007

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	95.00	95.00
Concórdia Foods Ltd.	100.00	100.00
Sadia UK Ltd.	100.00	100.00

Big Foods Indústria de Produtos Alimentícios Ltda.	100.00	100.00

Baumhardt Comércio e Participações Ltda. (a)	73.94	-
Excelsior Alimentos S.A.	25.10	-

Excelsior Alimentos S.A. (b)	45.62	-

Sadia Industrial Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Shareholdings in % at
	2008	2007

Sadia Overseas Ltd.	100.00	100.00

Concórdia Holding Financeira S.A.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Concórdia Banco S.A. (c)	100.00	-

Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods GmbH	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Panama S.A.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00
Investeast Ltd.	60.00	60.00
Concórdia Ltd.	100.00	100.00

K&S Alimentos S.A. - non consolidated investment (d)	49.00	-

(a)

Acquired controlling on June 26, 2008.

(b)

Capital increase through acquisition of shares on the market purchased in the third quarter of   2008.

(c)

Incorporation made on September 1, 2008.

(d)

Incorporation made in July 2008 with capital contribution made in August 2008.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	2008	2007	2008	2007

Company’s financial statements	(2,493,743)	767,309	278,134	3,190,533

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(2,212)	(6,697)	(4,485)	(14,433)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2007 and 2006	6,697	7,736	6,697	7,736

Unrealized gain on available for sale securities, net of taxes	-	-	44,993	-

Elimination of the unrealized gain or loss on available for sale securities, net of taxes	-	-	85,545	-

Consolidated financial statements	(2,484,834)	768,348	410,884	3,183,836

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

5   Cash and cash equivalents

	Interest %	Parent company		Consolidated
	(annual average)	2008	2007	2008	2007
Local currency
Cash and cash equivalents	-	33,831	194,093	56,074	196,745
Investment funds	13.67	31,178	-	35,790	2,514
Other short-term investments	11.18	-	-	-	537

		65,009	194,093	91,864	199,796

Foreign currency
Cash and cash equivalents	-	78,687	57,474	115,394	123,283
Interest-bearing current account	0.22	319	20	190,254	269,670
Interest bearing accounts in guarantee	0.22	-	-	1,766,486	87,906

		79,006	57,494	2,072,134	480,859

		144,015	251,587	2,163,998	680,655

Interest-bearing accounts in guarantee refer to margin deposits of operations with derivative contracts and they are not available for other purposes other than the settlement of these contracts.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

6   Long and short-term investments

	Interest %	Parent company		Consolidated
	(annual average)	2008	2007	2008	2007
Short-term investments

Held for trading
Local currency
Investment funds	13.62	425,652	190,624	495,654	376,170

		425,652	190,624	495,654	376,170
Available for sale
Local currency
Bank Deposit Certificate - CDB	14.12	55,600	-	149,501	-
Treasury bills - LFT	13.66	141,072	50,668	180,283	50,668
Stocks	-	84,790	-	84,790	364,474

		281,462	50,668	414,574	415,142

Foreign currency
Investment funds	-	48,210	143,918	435,102	1,211,583

		329,672	194,586	849,676	1,626,725
Long-term investments

Available for sale
Local currency
Investment funds	13.62	119,173	144,543	119,173	144,543
Treasury bills - LFT	13.66	106,505	-	106,505	-
National Treasury Certificate - CTN	12.00	44,654	35,568	44,654	35,568

		270,332	180,111	270,332	180,111

Long-term investments as of December 31, 2008 mature as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Available for sale:
Parent company and consolidated
Maturity:
2010	91,025
2011	37,554
2012	44,743
2014 onwards	97,010

270,332

The financial investments used by the Company are subject to typical market fluctuations, credit risks, systems risks, adverse liquidity situations and atypical negotiations in the respective operating markets and even with risk management systems there is no assurance of complete elimination of losses.

Held for trading

The securities held for trading are represented by the portfolio of investments in an investment fund in local currency composed basically of quotas of open investment funds that have as assets: Bank Deposit Certificates (CDB), National Treasury Bills (LFT) and shares. The financial obligations of these funds are limited to the management fee and management expenses.

Available for sale

The securities classified as available for sale, except investments in shares, due to their trading characteristics have their valuation pegged to market interest rates and there is no difference between their corrected cost and the market value. Accordingly, the effective interest rate is recognized directly in the results for the year.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007

Book value	729,619	374,697	1,051,838	1,460,124

Unrealized gains	-	-	68,170	346,712
Unrealized losses	(129,615)	-	-	-

Market value	600,004	374,697	1,120,008	1,806,836

The investment fund in foreign currency has project financing with first-line financial institutions rated in accordance with the risk classification prepared by specialized rating agencies. At December 31, 2008 and 2007 the fund had financing raised from financial institutions that are custodians of credit linked notes in the amounts of R$157,073 and R$354,739, respectively, recorded under loans and financing. The exclusive quota holder of this fund is the parent company and its subsidiary Wellax.

The financial operations portfolio, as well as a description of the main financial instruments used by the exclusive fund in a foreign currency, is presented as follows:

	Consolidated

	2008	2007

Structured notes	391,509	743,680
Collateral	-	317,580
Margin	99,590	26,907
Swap range accrual	(73,112)	3,482
Money market	7,009	77,419
Other assets	10,106	42,515

	435,102	1,211,583

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Credit Linked Notes – CLN´s

Credit notes issued by financial institutions abroad, divided into three types of risk, as follows:   a) Brazil risk; b) large Brazilian companies risk; and c) first tier American and European financial institutions risk. These structured notes paid periodic interest (Libor + spread); however, if any of these companies, financial institutions or governmental institutions entered into default, the Company delivers the principal and receives securities of the company or institution in default.

Collateral and margin

Initial guarantee required by the counterparty, in the structuring of swap operations with credit risk (Brazil Risk) or tied to a determined security.

Libor swap range accrual or “Brazil Credit default swap - CDS 5Y”

Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when the Libor is within a range of 1.5% to 6% p.a., and pays prefixed interest rate.  If the Libor is outside this range there is no accrual of interest.

“Brazil Credit default swap - CDS 5Y”

Structured operations on a notional base, where the Company receives on a six-month basis  interest (CDS + spread), when the Brazil credit default swap - CDS 5Y is within 20 and 350 basis point, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest.

In September 2008, with the worsening of the international financial crisis, a certain American financial institution, whose risk was part of one of the structured note of the Company’s investment portfolio, entered in default. As a result, the Company received securities of this institution in exchange for the principal invested. As from this date the investment portfolio for the fund underwent significant changes in its composition.

With the increase in the volatility of financial assets on the international market, the mark-to-market value of these securities, as well as other assets of the fund, totalled a loss of R$404,050 in the year ended December 31, 2008, which was recognized in the statement of operations as it has been considered permanent.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

In September 2008, one of the Company’s lines of credit (REPO) tied to the structured notes matured, which due to the shortage of credit on the financial market, was not renewed and the Company had to make distressed sales, which generated a loss in the amount of R$108,671.

At December 31, 2008, the net amount of R$512,721 (R$348,190 at September 30, 2008), resulting from the mark to market and the loss made on the sale of assets, was recorded under financial results (see Note 21).

7   Accounts receivable

	Parent company		Consolidated

	2008	2007	2008	2007
Foreign
Customers	210,514	104,149	344,085	235,424
Subsidiaries	396,944	84,453	-	-

Total of foreign	607,458	188,602	344,085	235,424

Domestic
Customers	443,350	253,604	455,482	258,274
Subsidiaries	3,317	1,303	-	-

Total of domestic	446,667	254,907	455,482	258,274

(-) Allowance for doubtful accounts	(4,969)	(3,565)	(9,100)	(7,112)

	1,049,156	439,944	790,467	486,586

The changes in the allowance for doubtful accounts are as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007

Balance at the beginning of the year	(3,565)	(9,237)	(7,112)	(14,934)

Additions to the provision	(5,175)	(1,046)	(8,789)	(2,359)
Write offs	3,771	6,718	6,801	10,181

Balance at the end of the year	(4,969)	(3,565)	(9,100)	(7,112)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of December 31, 2008, the amount of receivables sold under this agreement amounted to approximately R$447 million (R$354 million as of December 31, 2007). During the year ended December 31, 2008, the Company received cash proceeds of approximately R$4,340 million (R$3,578 million for the year ended December 31, 2007) and incurred expenses of R$12 million (R$16 million in 2007) with respect to this agreement.

The Company has a credit insurance policy covering 90% of the value of the receivables, which was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of December 31, 2008, the net equity of this fund was R$334,526 (R$497,854 at December 31, 2007), of which R$295,162 (R$347,763 at December 31, 2007) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost changing between 95% and 104.5% of the CDI (target of profitability per senior quota). The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at December 31, 2008, represented

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

R$66,905 (R$99,571 at December 31, 2007).

During the year ended December 31, 2007, the Company received cash proceeds related to the local receivables sold of approximately R$4,234 million (R$3,447 million in 2007) and incurred expenses of R$32 million (R$28 million in 2007) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$100 to new customers or customers with no approved credit limits.

8   Inventories

	Parent company		Consolidated
	2008	2007	2008	2007

Finished goods and products for sale	622,526	264,535	787,326	333,203
Livestock and poultry for slaughter and sale	439,999	291,521	439,999	291,521
Raw materials	237,236	205,089	252,416	208,216
Work in process	219,026	219,335	219,183	224,661
Packaging materials	51,500	44,003	52,607	44,945
Storeroom	32,342	28,911	37,650	32,338
Products in transit	431	15	2,500	308
Advances to suppliers	40,845	29,735	40,845	29,944
Imports in transit	16,780	3,800	18,494	3,800

	1,660,685	1,086,944	1,851,020	1,168,936

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

9   Recoverable taxes

	Parent company		Consolidated
	2008	2007	2008	2007

ICMS	335,446	232,286	336,707	233,079
PIS e COFINS	226,043	95,390	227,343	95,906
Income and social contribution taxes	39,280	22,366	117,370	25,629
IVA	-	-	51,001	65,966
IPI	44,033	43,882	44,072	43,916
INSS	17,176	26,545	17,176	26,545
Others	-	-	317	52

	661,978	420,469	793,986	491,093

Short-term portion	379,476	256,717	441,818	325,868
Long-term portion	282,502	163,752	352,168	165,225

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

c.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

d.

Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

e.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

f.

National Institute of Social Security - INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

10   Related party transactions

Related party transactions refer to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Balance sheet

	2008	2007
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	368,698	54,277
Sadia Alimentos S.A.	10,874	3,536
Sadia Chile S.A.	7,987	1,471
Concórdia Ltd.	7,075	-
Big Foods Ind. Prod. Alimentícios Ltda.	3,307	1,303
Sadia Uruguay S.A.	2,199	2,049
Sadia International Ltd.	112	14,819
Excelsior Alimentos S.A.	9	-
Qualy B.V.	-	8,301

	400,261	85,756

Dividends receivable
Concórdia Holding Financeira S.A.	20,000	-

	20,000	-

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Balance sheet

	2008	2007
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	1,840,936	-
Sadia GmbH	3,083	2,123
Sadia Industrial Ltda.	885	881
Concórdia Holding Financeira S.A.	231	2,408
Big Foods Ind. Prod. Alimentícios Ltda.	150	-
Rezende Marketing e Comunicação Ltda.	60	59
Excelsior Alimentos S.A.	5	-
Sadia International Ltd.	(252)	(191)

	1,845,098	5,280
Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	8,371	-

	8,371	-
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(4,455,264)	(1,791,595)
Sadia International Ltd.	(2,023)	(1,532)

Total current and non current	(4,457,287)	(1,793,127)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The loans and advances between the parent company and its subsidiaries abroad are updated by Libor + interest 3% p.a.

	Income statement

	2008	2007
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	2,958,156	2,239,184
Sadia International Ltd.	210,201	217,753
Qualy B. V.	75,934	58,805
Sadia Chile S.A.	23,849	14,046
Sadia Alimentos S.A.	22,533	14,079
Big Foods Ind. Prod. Alimentícios Ltda.	16,519	1,122
Sadia Uruguay S.A.	9,217	6,311
Concórdia Ltd.	8,603	479
Avícola Industrial Buriti Alegre Ltda. - Goiaves	4,793	-
Excelsior Alimentos S.A.	673	-

	3,330,478	2,551,779
Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(87,058)	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	(19,750)	-

	(106,808)	-
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	(1,244,339)	186,413
Concórdia Holding Financeira S.A.	(508)	-
Sadia GmbH	740	-
Sadia International Ltd.	(447)	313

	(1,244,554)	186,726

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Remuneration of officers

The remuneration of the Board of Directors and executive officers is approved by the General Shareholders’ Meeting and for the years 2008 and 2007 the annual and overall appropriation had been approved only for salaries of up to R$20,800 and R$14,000, respectively. The expenditures on short-term benefits for officers were:

	Consolidated

	2008	2007

Salaries	18,058	13,292
Payroll charges	5,241	4,014
Bonuses	-	11,568

	23,299	28,874

In addition, the Company grants other benefits, as disclosed in notes 19 and 25.  In the years ended December 31, 2008 and 2007 the amounts expensed with these benefits totalled R$1,720 and R$1,949, respectively.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

11   Investments

			Net income		Investment
	Ownership	Shareholders’	(loss) in the	Equity	Balances
Investments		Equity	year	result	2008	2007

Sadia GmbH	100.00%	324,219	(1,718,806)	(1,190,705)	324,219	1,526,025
Sadia International Ltd.	100.00%	126,616	2,706	35,567	126,616	91,049
Concórdia Holding Financeira S.A.	100.00%	80,565	15,031	15,458	80,565	403,347
Big Foods Industria de Produtos Alimentícios Ltda.	100.00%	39,876	23,032	23,032	39,876	16,844
K&S Alimentos S.A.	49.00%	26,320	(1,344)	(658)	12,897	-
Excelsior Alimentos S.A.	45.62%	7,115	534	(5,543)	3,246	-
Baumhardt Comércio e Participações Ltda.	73.94%	1,104	3,278	2,423	816	-
Sadia Industrial Ltda.	100.00%	362	(7)	(7)	362	368
Rezende Marketing e Comunicação Ltda.	99.91%	(29)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00%	(2,047)	(3)	(499)	-	-
Avícola Indústrial Buriti Alegre Ltda. - Goiaves	100.00%	-	969	969	-	-
Total in subsidiaries				(1,119,964)	588,597	2,037,633
Other investments				-	57	1,359
Total investments of the Parent Company				(1,119,964)	588,654	2,038,992
Other investments of subsidiaries/affiliates				3,147	2,349	764
Investments eliminated on consolidation				1,113,890	(575,699)	(2,037,633)
Total consolidated investments				(2,927)	15,304	2,123

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Changes in the investments	Balances as of 2007	Acquisition	Subscription of shares	Capital Increase	Equity valuation Adjustment	Unsecured Liabilities	Merger	Distribution of dividends	Shareholding result	Balances as of 2008

Sadia GmbH	1,526,025	-	-	-	(11,100)	-	-	-	(1,190,706)	324,219
Sadia International Ltd.	91,049	-	-	-	-	-	-	-	35,567	126,616
Concórdia Holding Financeira S.A.	403,347	-	-	-	(228,830)	-	-	(109,410)	15,458	80,565
Big Foods Ind. de Prod. Alimentícios Ltda.	16,844	-	-	-	-	-	-	-	23,032	39,876
K&S Alimentos S.A.	-	13,555	-	-	-	-	-	-	(658)	12,897
Excelsior Alimentos S.A.	-	(309)	9,098	-	-	-	-	-	(5,543)	3,246
Baumhardt Comércio e Participações Ltda.	-	(1,607)	-	-	-	-	-	-	2,423	816
Sadia Industrial Ltda.	368	-	-	-	-	-	-	-	(6)	362
Sadia Overseas Ltd.	-	-	-	-	-	498	-	-	(498)	-
Avícola Ind. Buriti Alegre Ltda. - Goiaves	-	10,626	-	13,549	-	-	(25,142)	-	967	-
	2,037,633	22,265	9,098	13,549	(239,930)	498	(25,142)	(109,410)	(1,119,964)	588,597
Other investments	1,359	-	-	-	-	-	(1,302)	-	-	57
Total investments of the Parent Company	2,038,992	22,265	9,098	13,549	(239,930)	498	(26,444)	(109,410)	(1,119,964)	588,654

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

On February 14, 2008, the Company acquired 100% of the quotas representing the capital of Avícola Industrial Buriti Alegre Ltda. – Goiaves, for the amount of R$53,868, and verified goodwill on the acquisition in the amount of R$43,242 based on expectations of future profitability. The industrial park is located in Buriti in a state of Goias and comprises a chicken abattoir.

On June 26, 2008, the Company acquired 73.94% of the quotas representing the capital of Baumhardt Comércio e Participações Ltda. for the amount of R$5,425 and during this year it acquired 12.02% of the shares representing the capital of Excelsior Alimentos S.A. (18.48% of the voting capital) for the amount R$1,596. Baumhardt holds 80.10% of the common shares and 43.67% of the capital of Excelsior Alimentos S.A., which added to the direct interest, makes the Company a holder of 77.72% of the voting capital and 45.62% of the total capital of Excelsior Alimentos S.A.. Goodwill in the amount of R$8,938 was paid on the acquisition, based on expectations of future profitability and amortization estimated in up to five years. Excelsior’s industrial unit is located in Santa Cruz do Sul, in the State of Rio Grande do Sul, and consists of a factory for industrially processed products and its own freezing works.

In September 2008 the capital increase in Excelsior Alimentos S.A. through subscription of shares was approved and with this subscription the Company now holds a 64.18% interest in the capital of Excelsior Alimentos S.A., and 87.20% of the voting capital.

On September 29, 2008, the board of directors’ proposal for the merger of the wholly owned subsidiary Avícola Industria Buriti Alegre Ltda. (Goiaves), aiming at obtaining operating and corporate benefits and a decrease in expenses resulting from standardizing and rationalizing the administrative and operational activities, was approved in a special general meeting.

On September 1, 2008, the Company paid in capital in the company K&S Alimentos S.A. in the amount of R$13,555, representing a 49% interest in the capital of this invested company. K&S Alimentos S.A. is going to carry out manufacturing, sales and distribution activities for cheeses, including the products currently sold by KFB under the Philadelphia brand, as well as cheeses and cheese pâtés sold under the Sadia brand.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

12   Property, plant and equipment

		Parent company
		Cost Depreciation		Residual amount
	Annual
	Average %	2008	2008	2008	2007

Lands	-	117,896	-	117,896	108,125
Buildings	4%	1,490,269	(433,714)	1,056,555	750,150
Machinery and equipment	15%	1,939,744	(777,585)	1,162,159	801,966
Installations	10%	652,716	(212,331)	440,385	304,756
Vehicles	20%	7,120	(4,415)	2,705	3,298
Construction in progress	-	869,878	-	869,878	559,565
Breeding stock	-	648,479	(442,677)	205,802	164,303
Forestation and reforestation	-	47,556	(4,894)	42,662	34,973
Advances to suppliers	-	8,683	-	8,683	4,664
Other	-	960	(935)	25	51

		5,783,301	(1,876,551)	3,906,750	2,731,851

		Consolidated
		Cost Depreciation		Residual amount
	Annual
	Average %	2008	2008	2008	2008

Lands	-	118,705	-	118,705	108,125
Buildings	4%	1,502,886	(439,427)	1,063,459	756,326
Machinery and equipment	15%	1,973,014	(793,027)	1,179,987	814,951
Installations	10%	820,681	(216,563)	604,118	308,601
Vehicles	15%	17,362	(7,226)	10,136	9,826
Construction in progress	-	928,699	-	928,699	678,476
Breeding stock	-	648,544	(442,677)	205,867	164,369
Forestation and reforestation	-	47,556	(4,894)	42,662	34,973
Advances to suppliers	-	44,684	-	44,684	5,018
Other	-	2,943	(1,359)	1,584	1,083

		6,105,074	(1,905,173)	4,199,901	2,881,748

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

We present the changes in the cost of property, plant and equipment below:

	Consolidated
	Position in 12/31/2007	Acquisition	Disposal	Transfers	Position in 12/31/2008

Lands	108,125	1,000	(356)	9,936	118,705
Buildings	1,148,799	33,395	(7,924)	328,616	1,502,886
Machinery and equipment	1,495,523	59,699	(27,549)	445,341	1,973,014
Installations	477,700	58,596	(1,731)	286,116	820,681
Vehicles	18,569	3,575	(4,871)	89	17,362
Construction in progress	678,476	1,339,713	(212)	(1,089,278)	928,699
Breeding stock	463,122	185,422	-	-	648,544
Forestation and reforestation	39,605	4,326	(904)	4,529	47,556
Advances to suppliers	5,018	50,151	(12)	(10,473)	44,684
Other	3,112	597	-	(766)	2,943

	4,438,049	1,736,474	(43,559)	(25,890)	6,105,074

The balance of R$25,890 refers to the transfer to the software account in intangible assets.

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units; mainly Uberlandia and Lucas do Rio Verde units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the year ended on December 31, 2008 arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$78,040 (R$53,620 at December 31, 2007).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

13   Deferred charges

		Parent company

		Cost	Amortization	Residual value

	Rate	2008	2008	2008	2007

Pre operational costs	20%	79,320	(9,355)	69,965	48,059
Reorganization expenses	20%	28,797	(16,488)	12,309	18,990
Product development	20%	7,438	(7,438)	-	7,361
Other	20%	-	-	-	713

		115,555	(33,281)	82,274	75,123

		Consolidated

		Cost	Amortization	Residual value

	Rate	2008	2008	2008	2008

Pre operational costs	20%	129,735	(13,329)	116,406	48,232
Reorganization expenses	20%	28,797	(16,488)	12,309	18,990
Product development	20%	7,438	(7,438)	-	14,105
Other	20%	-	-	-	1,245

		165,970	(37,255)	128,715	82,572

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba and the preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

14   Intangible assets

		Parent company

		Cost	Amortization	Residual value

	Rate	2008	2008	2008	2007

Goodwill	-	98,083	(22,571)	75,512	45,902
Software	20%	119,261	(57,102)	62,159	56,398

		217,344	(79,673)	137,671	102,300

		Consolidated

		Cost	Amortization	Residual value

	Rate	2008	2008	2008	2007

Goodwill	-	98,083	(22,571)	75,512	45,902
Software	20%	120,315	(57,714)	62,601	56,466

		218,398	(80,285)	138,113	102,368

Below we present the consolidated change in the cost of acquisition of the intangible assets:

	Consolidated

	Residual value in 12/31/2007	Acquisition	Disposal	Transfers	Residual value in 12/31/2008

Goodwill	108,408	52,180	(62,505)	-	98,083
Software	92,584	27,786	(1,133)	1,078	120,315

	200,992	79,966	(63,638)	1,078	218,398

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

At December 31, 2008 the net balance of goodwill on the acquisition of investments totalled R$75,512 (R$45,902 at December 31, 2007), and is composed of:

	2008	2007

Avícola Industrial Buriti Alegre Ltda. - Goiaves	35,311	-
Big Foods Indústria de Produtos Alimentícios Ltda.	24,096	37,848
Empresa Matogrossense de Alimentos Ltda.	8,054	8,054
Excelsior Alimentos S.A.	8,051	-

	75,512	45,902

This goodwill was based on expectations of future profitability, supported by appraisal reports prepared by a specialized consulting company, after allocation in the identified assets. The book amortization of the balance of goodwill will no longer be performed as from January 1, 2009, and will be submitted to the recoverability test in conformity with Accounting Pronouncements Committee - CPC 01 - Decrease to Recoverable Value of Assets.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

15   Loans and financing - Short-term

	Parent company		Consolidated

	2008	2007	2008	2007
Short-term
Foreign currency
Advances on export contracts - ACC, with interest rates of 5.47% p.a., guaranteed by promissory notes or sureties	1,798,441	-	1,798,441	-

Financing obtained from financial institutions custodians of structured notes belonging to the Company, with interest of 4.75% p.a., guaranteed by its own investments	-	-	157,073	354,739

Advanced collection relating to the receivables sold, with no interest	-	479	69,886	58,688

Credit lines for the development of foreign trade, with interest rates of 12.91% p.a., guaranteed by promissory notes or sureties	-	-	8,253	4,003

Financing for investments in Russia, to be made in property, plant and equipment, with interest of 11.4% p.a., guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	3,386	91,176

Credit lines for the development of foreign trade, with interest rates of 12.91% p.a., guaranteed by promissory notes or sureties	-	-	8,253	4,003

	1,798,441	479	2,037,039	508,606
Local currency
Working capital loans in the amount of R$443,273 where R$365,285 is subject to the variation of 100% of the CDI and interest of 3% p.a. and R$77,988 is subject to 108% of the CDI, free of guarantees.	443,273	-	443,273	-

Rural credit lines in the amount of R$261,667 with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	261,667	246,198	261,667	246,198

Other financings with interest of 1.19%p.a.	-	-	641	-
	704,940	246,198	705,581	246,198
	2,503,381	246,677	2,742,620	754,804

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007
Short-term portion of the long-term debt

Foreign currency
Export financing composed of prepayment in amount of R$119,166, of which R$1,332 is subject to LIBOR variation for 6-month deposits (3.09% in December 2008) and interest of 1.75% p.a. and an amount of R$117,834 subject to LIBOR variation for 3-month deposits (2.39% in December 2008) and interest of 0.60% p.a. and a line focused on the incentive for foreign trade activities in the amount of R$24,789, subject to LIBOR (3.28% in December 2008) and interest of 1.17% p.a. , guaranteed by promissory notes or sureties	119,166	1,237	143,955	22,170

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$28,471 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.31% p.a. and FINAME in the amount of R$1,993 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 8.69%, guaranteed by mortgage bonds and real estate mortgage.	30,464	27,133	30,464	27,133

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by endorsement.	-	-	4,017	3,044

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	-	6,312	-	6,312

	149,630	34,682	178,436	58,659
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 121,22% of the CDI (interbank deposit certificate) p.a.	1,065,477	-	1,065,477	-

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$852 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2008) and interest of 2.25% p.a., FINEM in the amount of R$157,058 subject to TJLP and interest of 3.11% p.a., guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$6.224 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds and real estate mortgages	163,833	154,168	164,134	154,168

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	6,845	6,101	6,845	6,101

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007
Others subject to interest rate from 1% to 12% p.a.	6,879	6,595	6,879	6,595

	1,243,034	166,864	1,243,335	166,864

Short-term portion of long-term debt	1,392,664	201,546	1,421,771	225,523

Total short-term	3,896,045	448,223	4,164,391	980,327

At December 31, 2008 the weighted average interest in short-term loans was 9.59% p.a. (6.30% p.a. at December 31, 2007).

16   Loans and financing - Long-term

	Parent company		Consolidated

	2008	2007	2008	2007
Foreign currency
Export financing composed of prepayment, payable in amount of R$329,496 in installments up to 2013, in which R$94,812 subject to LIBOR variation for 6-month deposits (3.09% in December 2008) plus annual interest of 1.75% p.a. and R$234,684 subject to LIBOR variation for 3-month deposits (2.39% in December 2008) plus annual interest of 0.60% p.a., and a line focused on the incentive for foreign trade in amount of R$1,747,158, subject to LIBOR of 3.28% plus interest of 1.17% p.a., guaranteed by promissory notes or sureties	329,496	178,367	2,076,654	1,274,479

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	-	-	588,267	445,869

BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$262,539 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.31% p.a. guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$11,730 subject to the weighted average of the exchange variation of currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	274,269	151,080	274,269	151,080

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., guaranteed by real estate mortgages	-	6,312	138,517	6,312

	603,765	335,759	3,077,707	1,877,740

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, in which R$1,065,477 is subject to variation of 121,22% of the CDI (interbank deposit certificate) p.a. and R$320,730 is subject to variation of 90% of the CDI (interbank deposit certificate) p.a., guaranteed by real estate mortgages and equipment pledge in the amount of R$758 thousand.	1,386,207	-	1,386,207	-

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$2,374 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2008) and interest of 2.25% p.a., FINEM in the amount of R$1,128,822 subject to TJLP and interest of 3.11% p.a., guaranteed by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,668 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds.	1,167,364	873,870	1,167,864	873,870

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement and public debt securities (CTN)	162,176	144,935	162,176	144,935

Others subject to interest rate from 1% to 12% p.a.	12,001	17,093	12,562	17,093

	2,727,748	1,035,898	2,728,809	1,035,898

	3,331,513	1,371,657	5,806,516	2,913,638

Short-term portion of long-term debt	(1,392,664)	(201,546)	(1,421,771)	(225,523)

Total long-term	1,938,849	1,170,111	4,384,745	2,688,115

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The noncurrent portions of financings at December 31, 2008 mature as follows:

Maturity	Parent company	Consolidated

2010	638,846	1,125,841
2011	296,708	938,746
2012	425,936	663,673
2012	237,057	577,306
2014 onwards	340,302	1,079,179

	1,938,849	4,384,745

17   Commitments and contingencies

Commitments

The Company has leasing agreements for industrial units that expire over the next four years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totalled R$179,215 in 2008 (R$118,743 in 2007).

The table below shows the future payments related to the leasing agreement at December 31, 2008:

2009	150,387
2010	148,633
2011	148,633
2012	148,633

Total	596,286

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$77 million on December 31, 2008, payable until 2010.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavourable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

	Parent company		Consolidated

	2008	2007	2008	2007

Tax proceedings	35,595	35,348	50,868	46,668
Labor proceedings	27,373	28,168	28,063	31,772
Civil proceedings	10,236	15,046	10,244	15,046

Provision for contingencies	73,204	78,562	89,175	93,486

Related legal deposits	(21,393)	(26,692)	(33,658)	(26,692)

Provision for contingencies - Net	51,811	51,870	55,517	66,794

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Balances at 12/31/2007	Additions	Disposals	Monetary updates	Balances at 12/31/2008

Tax proceedings	46,668	21,692	(19,163)	1,671	50,868
Labor proceedings	31,772	5,187	(8,896)	-	28,063
Civil proceedings	15,046	8,431	(15,707)	2,474	10,244

Provision for contingencies	93,486	35,310	(43,766)	4,145	89,175

Related legal deposits	(26,692)	1,502	(6,801)	(1,667)	(33,658)

	66,794	36,812	(50,567)	2,478	55,517

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$27,360, of which R$10,311 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,371 on withholding income tax on investments of Granja Rezende and R$415 for other provisions.

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totalling a probable contingency estimated at R$10,869.

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totalling a provision of R$12,639.

The Company has other contingencies of a tax nature in the amount of R$1,238,515 in December 31, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$652,881, IPI Credit premium, in the amount of R$298,387, payment of social security contributions, in the amount of R$118,560 and others in the amount of R$168,687.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Company has other contingencies of a civil nature with a claimed amount of R$56,753, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

The Company, as well as certain directors and officers, were appointed as defendants in five collective lawsuits brought by investors in American Depositary Receipts (ADR) issued by the Company, acquired between April 30 and September 26, 2008 (Class Period). These lawsuits were filed in the court of the Southern District of New York, in the United States of America, and are seeking remediation in accordance with the rule of the Securities Exchange Act of 1934, arising from the losses with the exchange derivative contracts during the class period. By order of the American court, the five lawsuits were consolidated into one single class action on behalf of the group of investors of Sadia. At the current stage of the proceedings it is not possible to determine the probability of an eventual loss and the amounts involved and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 3,270 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$67,572, for which the provision in the amount of R$28,063 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of December 31, 2008 was R$41,609 (R$42,004 on December 31, 2007).

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of December 31, 2008 amounted R$525,485 (R$229,700 in December 31, 2007).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at December 31, 2008 was R$79,670 (R$51,809 on December 31, 2007).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

18   Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2008 and 2007:

	2008	2007

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(10,049,288)	(10,259,288)

Total outstanding shares	672,950,712	672,740,712

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b.

Statutory reserves

Legal reserve

In compliance with article 193 of Law 6404/76, the reserve is recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Research and development reserve

It is recorded at the rate of 5% of the net profit for the year, up to the limit of 10% of capital.

Expansion reserve

It is recorded with at least 15% and with a maximum of 60% of the net profit for the year, up to the limit of 70% of capital.

c.

Treasury stock

As of December 31, 2008 the Company held treasury stock, for future sale and/or cancellation, 4,700,000 ordinary shares and 5,349,288 preferred shares, at an average acquisition cost of R$97,064. The market value as of December 31, 2008 was R$40,505.

According to a material fact published on July 30, 2008, the Company sold 4,700,000 preferred shares and acquired 4,700,000 common shares of its own issue, from the 5,000,000 shares authorized by the Board of Directors.

d.

Shareholders’ remuneration

The corporate bylaws determine the distribution of a minimum dividend of 28% of the net income for the year, adjusted in accordance with article 202 of Law 6404/76. The minimum dividend was paid or credited as interest on own capital. The Company paid interest on own capital based on the long-term interest rate (TJLP), over the reserves balance.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

e.

Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$4.35 per thousand of ordinary shares and R$3.75 per thousand of preferred shares at December 31, 2008 (R$11.06 per thousand of preferred shares at December 31, 2007). Net equity on that date was R$0.41 per thousand shares (R$4.74 at December 31, 2007).

19   Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative ordinary and preferred shares issued by the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity		Price of shares
Cycle	Grant	Start	Final	Granted	Outstanding	Grant date	Update -
				Options	Options		INPC
2005	06/24/05	06/24/08	06/24/10	2,200,000	1,490,000	4.55	5.32
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,990,000	5.68	6.46
2007	09/27/07	09/27/10	09/27/12	5,000,000	4,795,000	10.03	10.89

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2008	2007

Balance at January 1º, 2008	9,955,000	5,320,000

Conceded options	-	5,000,000
Exercised options - Cycle 2005	(210,000)	(100,000)
Cancelled options - Cycle 2005	-	(100,000)
Cancelled options - Cycle 2006	(265,000)	(165,000)
Cancelled options - Cycle 2007	(205,000)	-

Balance at December 31, 2008	9,275,000	9,955,000

In accordance with Accounting Pronouncements Committee - CPC 10 - Share based Payment, on December 31, 2008 and 2007 the Company recognized under stock option plan the fair value in the amount of R$8,067 and R$14,763, respectively. The cost of compensation was recognized in the results for the year, under administrative expenses, totalling in the years ended December 31, 2008 and 2007 a reversion of expenses of R$5,325 and expenses of R$12,788, respectively.

The fair value of the share options was estimated based on the following assumptions:

	2008	2007

Expectations of term of life of the option	5 years	5 years
Interest rate free of risk	12.4%	9.9%
Volatility	76.41%	43.61
Expected dividends on the shares	3.0%	3.3%
Expectations of accumulated average inflation	26.95%	22.11%
Weighted average of the fair value	R$1.14	R$4.29

Pricing model: The Company uses Black-Scholes as a pricing model for options for calculation of the fair value.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Expectation of term: The term of life of the option expected by the Company represents the period in which it believes that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the term.

Interest rate free of risk: For the interest rate free of risk the Company uses the projected average SELIC rate furnished by the Central Bank of Brazil (BACEN), weighted by the number of months from the base date of the financial statements until the maturity of the options.

Volatility: The estimated volatility takes into consideration past trading and the implicit volatility of its preferred shares in the determination of the estimated volatility factor.

Expected dividends: The percentage of dividends used was obtained based on the average payment of dividends per share with respect to the market value of the shares for the last three years.

Expectations of inflation: The expectations for inflation are determined based on the projections of the National Consumer Price Index (INPC) provided by the Central Bank of Brazil (BACEN), accumulated from the date of the grant until the estimated expiration of the option.

The Company has treasury shares entailed to the plan for granting share purchase options, sufficient to cover the future exercises of the options granted.

20   Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions. In the year ended December 31, 2008 as a result of the losses recorded by the Company, no provision was made with respect to employee profit sharing in the parent company.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

21   Financial result

	Parent company		Consolidated

	2008	2007	2008	2007
Financial expenses:
Interest	(371,714)	(212,545)	(324,436)	(240,039)
Loss on investment funds	(127,959)	-	(512,721)	-
Loss on disposal of shares	(5,977)	-	-	-
Monetary variations - Liabilities	(19,500)	(11,240)	(19,500)	(11,240)
Exchange variations - Liabilities	(1,638,685)	280,932	(1,243,970)	413,206
Exchange variations on foreign investments	-	-	-	(99,655)
Exchange variations on derivatives	(257,691)	(17,001)	(2,551,255)	(14,977)
Others	(57,184)	(56,939)	(69,279)	(81,099)

	(2,478,710)	(16,793)	(4,721,161)	(33,804)
Financial income:
Interest	57,500	40,662	64,453	69,092
Gains on investment funds	5,858	14,647	32,712	113,076
Gain on disposal of shares	-	-	7,614	162,983
Monetary variations - Assets	12,495	7,246	12,850	7,246
Exchange variations - Financial assets	106,622	(72,680)	111,114	(238,872)
Exchange variations on foreign investments	-	-	537,120	-
Others	33,492	30,637	62,962	52,321

	215,967	20,512	828,825	165,846

	(2,262,743)	3,719	(3,892,336)	132,042

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

5

22   Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	2008	2007	2008	2007

Local	(3,210,036)	798,850	(1,481,756)	401,844
Foreign	-	-	(1,716,094)	465,460

	(3,210,036)	798,850	(3,197,850)	867,304

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	2008	2007	2008	2007
Local
Current	(2,754)	(8,682)	(21,583)	(77,477)
Deferred	718,125	(16,443)	725,813	(16,975)

	715,371	(25,125)	704,230	(94,452)
Foreign
Current	-	-	(4,892)	896
Deferred	922	(6,416)	3,420	(6,416)

	922	(6,416)	(1,472)	(5,520)

	716,293	(31,541)	702,758	(99,972)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	2008	2007	2008	2007

Income before taxation/profit sharing	(3,210,036)	798,850	(3,197,850)	867,304
Interest on shareholders' equity	(91,163)	(157,214)	(91,163)	(157,214)

Income before income and social contribution taxes	(3,301,199)	641,636	(3,289,013)	710,090
Income and social contribution taxes at nominal rate - 34%	1,122,408	(218,156)	1,118,264	(241,431)

Adjustment to calculate the effective rate

Permanent differences
Equity in subsidiaries earnings	(380,788)	186,663	-	-
Results of companies abroad	(1,296)	(6,416)	(575,549)	177,858
Exchange variation on investments abroad	-	-	182,621	(33,883)
Donations and subsidies for investments	8,012	5,406	8,012	5,406
Recording of deferred IR/CS in subsidiaries	-	-	6,070	-
Share purchase option plan - stock option	1,811	(4,347)	1,811	(4,347)
Losses with financial operations	(33,155)	-	(33,155)	-
Other	(699)	5,309	(5,316)	(3,575)

Income and social contribution taxes at effective rate	716,293	(31,541)	702,758	(99,972)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	2008	2007	2008	2007
Assets
Deferred taxes
Tax loss carryforwards and negative basis of social contribution	643,783	2,264	649,221	2,264
Unrealized loss - derivatives	68,253	-	68,253	-
Benefit plan	40,220	36,522	40,220	36,522
Provision for contingencies	24,889	26,711	30,320	31,785
Provision for realization of tax credits	24,389	-	24,831	-
Goodwill amortization	12,607	9,919	12,607	9,919
Provision for lawyers’ fees	6,924	-	6,924	-
Allowance for doubtful accounts	6,493	15,802	6,601	15,802
Provision for employee bonus	6,377	-	6,377	-
Provision for loss on property, plant and equipment	5,402	5,917	5,402	5,917
Unrealized results in inventories	-	-	3,408	-
Provision for loss in inventories	3,216	-	3,216	-
Equity valuation adjustments	44,069	-	-	-
Employees’ profit sharing	-	25,233	-	27,998
Other	3,320	5,540	4,186	1,160

Total assets deferred taxes	889,942	127,908	861,566	131,367

Assets short-term portion	129,561	32,533	132,969	35,992
Assets long-term portion	760,381	95,375	728,597	95,375

Liabilities
Deferred taxes
Depreciation on rural activities	108,614	109,694	108,614	109,694
Equity valuation adjustments	-		23,178	117,882
Grain Update	-	-	2,046	-

Total liabilities deferred taxes	108,614	109,694	133,838	227,576

Liabilities short-term portion	10,861	10,969	12,907	10,969
Liabilities long-term portion	97,753	98,725	120,931	216,607

Net	781,328	18,214	727,728	(96,209)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$649,221, represented by R$642,838 in the parent company and R$6,383 in the subsidiaries, the realization of these credits will be carried out through the generation of future profits in the respective companies. Based on a technical viability study prepared by Management the realization of these tax assets will be estimated in the following manner:

Period	Realization	% of realization

2009	24,000	3%
2010	46,000	6%
2011	58,000	8%
2012	77,000	11%
2013	91,000	13%
Until 2016	431,728	59%

	727,728	100%

23   Risk management and financial instruments

Due to the nature of its operations, the Company is exposed to market risks, especially with respect to variations in exchange rates and credit risks.  The Company’s treasury policy establishes that these risks are managed by the Risk Management Department, through identifying the exposures and the correlations between the different risk factors, through the VAR (Value at Risk) calculation methodology and simulations of scenarios (stress tests), monitored by the Financial and Investments Committee, from the Executive Finance Committee, comprising officers of the Company, which includes in its responsibilities defining the management of these risks within the parameters of exposure limits and areas of decision-making authority proposed by the Finances Committee and Investor Relations  (IR) of the Board of Directors, approved by the Board, itself.  At December 31, 2008, due to the high volatility of the financial assets and to the remain miss-matching of the financial policy, the Value at Risk (VAR) of the operating assets and liabilities and financial instruments exposed to the variations of the foreign exchange and interest rates, for one year, with 95% reliability, was R$974,094 (Information not audited).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The objective of the treasury policy is to determine parameters for use of derivative instruments in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions.  The responsibility for compliance with this policy is the job of the Chief Financial Officer.

a.

Exchange rate risk

The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, such as interest rate swaps (Libor for pre rate or vice versa) and future market contracts (Non Deliverable Forwards – NDFs and Options), as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

The treasury policy for exchange determines that the limit of exchange exposure must respect the lower of the following amounts: (i) 20% of the Company’s net equity, or (ii) for the three months following the base date, the limit of up to 10 days of exports or for the 12 months following the base date, 50% of the net cash generation. The control and management of the exposures are conducted dynamically and are updated by market quotations in real-time, through quotation systems and the adjustments are made whenever necessary.  In the operations that involve options, the control and management of the exposure take into consideration the likelihood of exercise.

Within its exchange hedge strategy the Company used exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

The technical definition of these contracts is summarized as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

“Non deliverable forward”

Over the counter operations for sale and/or purchase of dollars with future maturity, without initial disbursement of cash, based on a notional amount in dollars and a future strike rate. Upon maturity of the operation the result will be the difference between the contracted rate and the Ptax on maturity, multiplied by the notional base amount.

“Target forward” - Short

Over the counter operations for sale of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is below the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0,50, knocking out subsequent maturities. If the dollar is above the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

“Target forward” - Long

They are over the counter purchases of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is higher than the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out the subsequent maturities. If the dollar is below the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

Call and put options (European)

They are across the counter or stock exchange operations where the purchaser of the call option or put option pays an initial premium upon maturity, if the difference between the contracted dollar (exercise price) and if the Ptax is positive (in the event of a call option) or negative (in the event of a put option), it will exercise its right. Not exercising the options will result in the loss of the initial premium paid on the part of the purchaser.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

It is the seller of the option that receives an initial premium and assumes the risk of a limited gain and an unlimited loss.

The exchange futures contracts have monthly maturities of up to 09 months and establish a margin call or bank guarantee in case the position is unfavourable to the Company. At December 31, 2008, the amounts deposited as margin and bank guarantee were R$1,766,486 and R$200,000, respectively.

The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”, respectively.

In accordance with the Accounting Pronouncements Committee - CPC 14 - “Recognition, Valuation and Proof of Financial Instruments”, the derivative instruments were recognized in the financial statements at their fair value.  These contracts are separated and defined as operating or financial according to their specific objective.  At December 31, 2008 and 2007, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated
	12/31/08
	Notional		Average	Fair
	Original (1)	Exposure (2)	Rate	Value
	US$ thousand	US$ thousand	R$/US$	R$ thousand
Future contracts - US$
Non Deliverable Forward	295,000	295,000	2.33	(11,726)
Target Forward	1,490,000	2,980,000	1.78	(1,774,298)
Short call option	751,667	751,667	1.91	(331,546)

Short position - US$	2,536,667	4,026,667	1.85	(2,117,570)

Non Deliverable Forward	2,967,667	2,967,667	2.36	(1,366)
Target Forward	320,000	80,000	1.79	45,666
Long call option	491,667	491,667	1.80	97,073

Long position - US$	3,779,334	3,539,334	2.27	141,373

Net position - US$	1,242,667	487,333		(1,976,197)

Options - US$
Long put option - US$	700,000	-	1.75	(14,350)

Future contracts - Euro	Euro thousand		Euro/US$
Long call option	(50,000)	(50,000)	1.47	(8,611)

Fair value				(1,999,158)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Payable/receivable amounts of realized future contracts	R$ thousand

	Realized	Unrealized	Total

Receivable	189,319	280,837	470,156
Payable	342,680	2,362,719	2,705,399

(1) Original notional
(2) Considers the likelihood of settlement based on the foreign currency futures

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated
	12/31/07 (1)
	Notional		Average	Fair
	Original (2)	Exposure (3)	rate	Value
	US$ thousand	US$ thousand	R$/US$	R$ thousand
Future contracts - US$
Non Deliverable Forward	380,000	380,000	2.00	57,355
Target Forward	347,500	347,500	1.95	30,505
Short position - US$	727,500	727,500	1.97	87,860

Target Forward	390,000	572,500	1.81	11,952
Long call option	250,000	250,000	1.95	-
Long position - US$	640,000	822,500	1.87	11,952

Net position - US$	87,500	95,000		99,812

Future contracts - Euro	Euro thousand		Euro/US$
Short futures	131,500	131,500	1.48	(15,756)
Long futures	105,000	105,000	1.41	20,546

Future contracts - Pound	Pound thousand		Pound/US$
Short futures	67,500	67,500	2.06	(5,223)
Long futures	20,000	20,000	1.99	2,211

Fair value				101,590

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Payable/receivable amounts of realized future contracts	RS thousand

	Realized	Unrealized	Total

Receivable	46,684	139,162	185,846
Payable	22,406	37,572	59,978

(1) Disclosed in accordance with CVM 550/08
(2) Original notional
(3) Considers the likelihood of settlement based on the foreign currency futures

The maturities of the exchange futures contracts and US dollar options, put and call positions, as well as the counterparts of the operations outstanding on the base date of December 31, 2008 presented:

	Short position - Original notional				Long position – Original notional
Maturity	Non Deliverable Forward	Target Forward	Short call options	Short position	Non Deliverable Forward	Target Forward	Long call options	Long position

January, 2009	245,000	220,834	378,333	844,167	2,594,333	40,000	441,667	3,076,000
February, 2009	10,000	220,834	53,333	284,167	53,333	40,000	50,000	143,333
Mach, 2009	10,000	220,834	53,333	284,167	53,333	40,000	-	93,333
April, 2009	5,000	220,833	53,333	279,166	53,333	40,000	-	93,333
May, 2009	5,000	220,833	53,333	279,166	53,333	40,000	-	93,333
June, 2009	5,000	215,833	53,334	274,167	53,333	40,000	-	93,333
July, 2009	5,000	115,833	53,334	174,167	53,333	40,000	-	93,333
August, 2009	5,000	54,166	53,334	112,500	53,333	40,000	-	93,333
September, 2009	5,000	-	-	5,000	-	-	-	-
	295,000	1,490,000	751,667	2,536,667	2,967,664	320,000	491,667	3,779,331

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Counterpart	Notional Exposure - US$ thousand

BM&F	(621,000)
Deutsche Bank	323,333
Merrill Lynch	205,000
Societe Generali	200,000
ABN Amro / Royal Bank of Scotland	175,000
HSBC	110,000
JP Morgan	70,000
Bradesco	15,000
Citibank	10,000

Total	487,333

Sensibility analysis of the Company - Cash effect

In the preparation of the sensitivity analysis, management considered its exchange derivative financial instruments and its net financial debt denominated in US dollars as material risks which may impact the income of the Company. The following assumptions were adopted in the preparation of the statement on the base date of December 31, 2008 and with results projected for 12 months:

•

The position of exchange derivative contracts presented short and long positions in US dollars with maturities during the next eight months. For the purposes of this sensitivity analysis the notional values of the forward targets are already doubled, taking into consideration the scenarios of the future market.

•

The amounts deposited as a guarantee margin for the derivative instruments amounting to R$1,766,486 were excluded from exchange exposure in US dollars.

•

The net generation of cash in US dollars (revenues less costs) was estimated by management based on the information available at December 31, 2008 and takes into consideration the Company’s gross invoicing resulting from exports made based on the US dollar and the expenses and costs also denominated in US dollars.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The actual and estimated quantitative information used in the preparation of this analysis was based on the position at December 31, 2008. The future results may differ from these estimated amounts, in case the economic scenario is different from the assumptions considered by the Company.

	US$ thousand		R$ thousand
	Risk	12 months	Scenario 1 Probable US$/R$ - 2.30	Scenario 2 Possible US$/R$ - 2.87	Scenario 3 Remote US$/R$ - 3.45

Derivative contracts
Futures contracts for US$, sold for eight months - average strike R$/US$ - 1.85	High of US$	4,026,667	(1,812,000)	(4,107,200)	(6,442,667)

Futures contracts for US$, sold for eight months - average strike R$/US$ - 2.27	Fall of US$	3,539,344	106,180	2,123,606	4,176,426
Estimated losses			(1,705,820)	(1,983,594)	(2,266,241)

Unrealized loss recognized in the financial statements (fair value)	-		1,976,197	1,976,197	1,976,197

Gain/(Loss) with derivatives in 2009			270,377	(7,397)	(290,044)

Debt /Invoicing
Exchange exposure in US$ - average strike R$/US$ - 2.33	High of US$	1,835,604	55,068	(991,226)	(2,055,876)

Net generation of cash in US dollars estimated for 12 months - average strike - R$2.33	Fall of US$	1,800,000	(54,000)	972,000	2,016,000

Net cash effect in 2009			271,445	(26,623)	(329,920)

Scenario 1 - In conformity with market expectations for 2009, available on the site of the Central Bank of Brazil

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Company’s exposure to foreign currency variations (particularly US dollars), recorded in the quarterly information, is shown as follows:

	Consolidated

	2008		2007

	Current	Non current	Current	Non current
Assets and liabilities in foreign currency
Cash and cash equivalents	2,072,134	-	480,684	-
Short-term investments	435,102	-	1,211,583	-
Trade accounts receivable, net	336,811	-	225,757	-

Suppliers	(55,273)	-	(36,259)	-

Loan and financing	(2,215,475)	(2,899,271)	(567,265)	(1,819,081)

Swap contracts	-	-	9,376	-
Future contracts - net	(1,963,834)	-	127,266	-

	(1,390,535)	(2,899,271)	1,451,142	(1,819,081)

The Company uses swap contracts as a way of mitigating the impacts of the interest rate variations on financial assets and liabilities, recorded under financial results.

Swap contracts are recognized at their fair value and are recognized in the financial statements under amounts receivable from futures contracts and amounts payable for futures contracts.  The technical definition of these contracts is summarized as follows:

Rate exchange swap- CDI vs. CDI + US dollar

Over-the-counter project financing with Banco Santander for an index swap on the (notional) base value, where the Company receives CDI on gains, and pays CDI + variation of the US dollar on losses, if the US dollar surpasses R$2.00. As from December 2008 there is no longer any exchange risk.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Libor swap range accrual

Over-the-counter project financing with HSBC and Standard Bank, on the (notional) base value, where the Company receives six-monthly interest on gains when the six-month LIBOR stays within the range from 2.25% to 7.15% p.a., paying prefixed six-monthly interest on losses. If the LIBOR is outside this range, there is no receipt of interest. The aim of this operation is to reduce the cost of the debt indexed to the LIBOR.

At December 31, 2008 and 2007, the notional amounts, contracted rates and amounts receivable and payable outstanding, as well as their respective fair values, are shown as follows:

	Consolidated

	December 31, 2008

	Notional			Fair

	Original	Original		Value
	US$ thousand	R$ thousand	Rate	R$ thousand
Interest swaps
Range accrual swap - US$	200,000	-	Libor x Pré	(66,746)
Interest swap CDI x CDI	100,000	-	CDI x CDI	99

Fair value				(66,647)

Amounts receivable/payable from future contracts

	R$ thousand

	Realized	Unrealized	Total

Receivable	260,440	82,723	343,163
Payable	4,909	66,746	71,655

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated

	December 31, 2007

	Notional			Fair

	Original	Exposure		Value
	US$ thousand	US$ thousand	Rate	R$ thousand
Interest swaps
Interest swap CDI x Pré	3,157	3,157	CDI x Pré	(6)
Range accrual swap - US$	450,000	450,000	Libor x Pré	(42,335)

Fair value				(42,341)

Amounts receivable/payable from future contracts

	R$ thousand

	Realized	Unrealized	Total

Receivable	6,164	-	6,164
Payable	9,290	42,341	51,631

The results realized from exchange futures contracts and interest rate swaps for the year ended December 31, 2008 generated a loss of R$2,365,813 (a gain of R$191,622 in the same period of 2007), which is a net loss in the amount of R$2,551,255, recorded as a financial loss under exchange variations on derivative instruments (a loss of R$14,977 in the same period of 2007) and a gain in the amount of R$185,442 as operating results under gross operating income (a gain of R$206,599 in the same period of 2007).

At December 31, 2008, the adjustments resulting from the adoption of Law 11638, included in the results from derivatives, presented a loss of R$2,125,054 (gain of R$71,666 in 2007), where R$1,845,376 are financial results (gain of R$5,646 in 2007) and R$279,678 are operating results (gain of R$66,020 in 2007).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions with a minimum of rating of  “Investment Grade” and that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution’s net equity or the company’s equity.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c. Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

The Company does not have outstanding commodities derivatives contracts at December 31, 2008.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

d. Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2008 and 2007:

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts or discounted future cash flows - investment risk. For investments in shares the market values were obtained based on stock exchange quotations.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Forward futures contracts: The fair values of the forward futures contracts were estimated based on the use of market curves that impact these instruments on the respective calculation dates, brought to present value. The effective cash settlement of the contracts occurs on the respective maturities. The Company does not intend to settle these contracts before their maturity date.

•

Interest rate swap contracts: The fair values of the interest rate contracts were estimated based on the market quotations for similar contracts. The effective cash settlement of the contracts occurs on the respective maturity dates.  The Company does not intend to settle these contracts before their maturity date.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

  Options contracts: In the case of options, the pricing is done through the Black & Scholes model, which is widely used for valuing options and which takes into consideration the volatility, exercise price, interest rates and maturity period.

The fair values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions and in the operations of the financial market may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2007 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated

	2008		2007

	Book value	Market value	Book value	Market value

Cash and cash equivalents	2,163,998	2,163,998	680,655	680,655
Short-term investments - Local Currency	1,180,560	1,180,560	971,423	971,423
Short-term investments - Foreign Currency	435,102	435,102	1,211,583	1,211,583
Trade accounts receivable	799,567	799,567	493,698	493,698
Inventories	1,851,020	1,851,020	1,168,936	1,168,936
Loans and financing - current	4,164,391	4,148,909	980,327	980,327
Loans and financing - noncurrent	4,384,745	4,092,770	2,688,115	2,697,648
Suppliers	918,687	918,687	593,951	593,951
Future contracts - net	(1,963,735)	(1,963,735)	80,401	80,401

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

e. Financial indebtedness

	Consolidated

	2008			2007

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	91,864	2,072,134	2,163,998	199,971	480,684	680,655
Short-term investments	910,228	435,102	1,345,330	791,312	1,211,583	2,002,895
Accounts receivable from future contracts	99	813,220	813,319	-	149,675	149,675
Total current assets	1,002,191	3,320,456	4,322,647	991,283	1,841,942	2,833,225

Long-term investments	270,332	-	270,332	180,111	-	180,111
Total noncurrent assets	270,332	-	270,332	180,111	-	180,111

Total assets	1,272,523	3,320,456	4,592,979	1,171,394	1,841,942	3,013,336

Liabilities
Short-term financing	1,948,916	2,215,475	4,164,391	413,062	567,265	980,327
Accounts payable from future contracts	-	2,777,054	2,777,054	46,865	22,409	69,274
Swap contracts	-	-	-	9,376	(9,376)	-

Total current liabilities	1,948,916	4,992,529	6,941,445	469,303	580,298	1,049,601

Long-term financing	1,485,474	2,899,271	4,384,745	869,034	1,819,081	2,688,115

Total noncurrent liabilities	1,485,474	2,899,271	4,384,745	869,034	1,819,081	2,688,115

Total liabilities	3,434,390	7,891,800	11,326,190	1,338,337	2,399,379	3,737,716

Net debt	(2,161,867)	(4,571,344)	(6,733,211)	(166,943)	(557,437)	(724,380)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

24   Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses. The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage. The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

25   Private pension plan

a. Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At December 31, 2008 the Foundation had a total of 18,579 participants (19,398 on December 31, 2007), of which 13,872 were active participants (15,572 on December 31, 2007).

The contributions of the parent company, on December 31, 2008 and 2007, amounted to
R$2,124 and R$2,003, and R$2,223 and R$2,066 in the consolidated, respectively.

b.

Other employee benefits

The Company has a human resources policy of offering the following benefits in addition to its private pension plan:

•  Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•  Payment of a tribute for time of service;

•  Payment of an indemnity for discharge from professional duties; and

•   Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the results for the year.

Information on the actuarial calculation of the defined benefit plan and other benefits for employees is presented below:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Pension plan		Other benefits

	2008	2007	2008	2007
Composition of actuarial assets
Present value of the actuarial liabilities	761,681	868,707	101,217	92,181
Fair value of the actuarial assets	(1,491,029)	(1,471,835)	-	-
Unrecognized actuarial losses	375,926	345,312	17,078	15,237

Net actuarial (assets)/liabilities	(353,422)	(257,816)	118,295	107,418

Reconciliation of present liabilities value
Liability value at the beginning of the year	868,707	736,436	92,181	98,977
Gross current cost of services (with interest)	25,181	22,015	8,102	9,053
Interest in actuarial liabilities	91,596	81,431	9,884	10,738
Benefits paid during the year	(44,161)	(42,069)	(6,389)	(8,874)
Liabilities - (Gains)/losses	(179,642)	70,894	(2,561)	(17,713)

Liabilities value at the end of the year	761,681	868,707	101,217	92,181

Reconciliation of fair value of assets
Fair value of assets at the beginning of the year	1,471,835	1,128,000	-	-
Benefits paid during the year	(44,749)	(42,069)	(6,389)	(8,874)
Participant contributions during the year	6,444	6,475	-	-
Sponsor contributions made during the year	2,179	2,105	6,389	8,874
Assets earnings for the year	55,320	377,324	-	-

Fair value of assets at the end of the year		1,471,835	-	-

Calculation of (gains)/losses
Value of (gain)/losses at the beginning of the year	(364,941)	(201,733)	(15,237)	2,801
Amortization in the year	23,929	5,929	720	(325)
(Gains)/losses in actuarial liabilities	(179,642)	70,894	(2,561)	(17,713)
(Gains)/losses in plan assets	124,745	(239,484)	-	-
(Gains)/losses in employee contributions	1,797	(547)	-	-

(Gains)/losses at the end of the year	(394,112)	(364,941)	(17,078)	(15,237)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Actuarial assumptions adopted in the calculation
Nominal discount rate for actuarial liabilities	13.40%	10.78%	13.06%	11.30%
Expected nominal earnings rate on assets	12.35%	12.35%	-	-
Estimated nominal growth rate for salaries	7.10%	7.10%	7.10%	7.10%
Estimated nominal growth rate for benefits	5.00%	5.00%	-	-
Biometric table of general mortality	AT83
Biometric table of disability leave	TASA 1927
Expected rotation rate	History
Probability of applying for retirement	55 years

c. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. The contributions made by the Company at December 31, 2008 and 2007 totalled R$2,513 and R$1,584 respectively. As of December 31, 2008 this plan had 1,783 participants (1,421 participants as of December 31, 2007).

26   Segment and related information

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments. This management information differs in some respects from the information generated by the accounting and the differences are allocated through apportionment criteria.

The Company has four identifiable reportable segments: processed products, poultry, pork and beef, which are demonstrated based on the statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

a. Segment information

	2008	2007
Net operating revenue
Processed products	4,591,394	3,782,613
Poultry	4,412,124	3,811,917
Pork	692,971	630,266
Beef	692,971	338,295
Others	339,182	145,050

Total net operating revenue	10,728,642	8,708,141

Other net operating revenue is primarily attributable to grain operations.

	2008	2007
Depreciation expenses
Processed products	(172,981)	(116,679)
Poultry	(172,399)	(131,053)
Pork	(25,520)	(21,358)
Beef	(17,196)	(14,059)
Others	(9,202)	(5,555)

Total depreciation expenses allocated to segments	(397,298)	(288,704)

Depreciation allocated to administrative expenses	(17,419)	(17,451)

Total depreciation expenses	(414,717)	(306,155)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2008	2007

Segment operating income
Processed Products	321,132	396,859
Poultry	303,637	272,002
Pork	33,293	51,338
Beef	13,124	3,983
Others	23,300	9,520

Total operating income	694,486	733,702

Interest expense	(925,936)	(332,378)
Interest income	180,591	404,718
Exchange gains (losses), net	(3,146,991)	59,702

Income before income taxes and social contribution	(3,197,850)	865,744

Segment assets
Processed products	988,622	662,745
Poultry	1,952,143	1,496,960
Pork	677,465	390,375
Beef	123,296	134,549
Others	587,090	279,691

Total property, plant and equipment and deferred charges	4,328,616	2,964,320

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2008	2007

Reconciling items - Corporate assets
Cash and cash equivalents	2,163,998	680,655
Short-term investments	1,345,330	1,638,421
Long-term investments	270,332	544,585
Accounts and notes receivables, net	790,467	486,586
Inventories	1,851,020	1,168,936
Others corporate assets	2,909,228	1,141,416

Total consolidated assets	13,658,991	8,624,919

Capital expenditures
Processed products	507,514	195,969
Poultry	640,186	614,660
Pork	314,804	136,417
Beef	6,890	44,442
Others	345,125	93,442

Total segment capital expenditures	1,814,519	1,084,930

b. Export sales by region/market

	2008	2007

Europe	1,237,091	1,274,658
Middle East	1,493,445	1,000,632
Asia	1,042,731	701,360
Americas	928,237	653,165
Eurasia (mainly Russia and other former Soviet Union countries)	883,556	960,240

	5,585,060	4,590,055

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries and a recently inaugurated factory in Russia.

Sadia S.A.

Publicly-held Company

Board of Directors

Luiz Fernando Furlan

Chairman

Cassio Casseb Lima

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silverio Morales Cespede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Norberto Fatio

Member

Roberto Faldini

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Officers

Gilberto Tomazoni	Chief Executive Officer
Gilberto Meirelles Xandó Baptista	International Market Vice-president
Sérgio Carvalho Mandin Fonseca	Domestic Market Vice-president
Valmor Savoldi	Operations Vice-president
Alfredo Felipe da Luz Sobrinho	Institutional Relations and Legal Matters Director
Amaury Magalhães Maciel Filho	Agribusiness Operations Director
Andelaney Carvalho dos Santos	IT and Shared Services Director
Antonio Paulo Lazzaretti	Guarantee of quality and sustainability Director
Eduardo Bernstein	Marketing Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ely David Mizrahi	National Food Service Director
Ernest Sícoli Petty	Sustainability Director
Flávio Luís Fávero	Center for Innovation and Industrial Excellence Director
Guilhermo Henderson Larrobla	International Operations Director
Helio Rubens Mendes dos Santos Jr.	Industrial Technology Director
Hugo Frederico Gauer	Russia Operations Director
Jean Alphonse Karr	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Jun Celso Eguti	Competitive Strategy Director
Licinio Antonio Huffenbaecher Jr.	Bovine Activities Director
Nelson Ricardo Teixeira	National Sales Director
Osório Dal Bello	Center for Innovation and Agribusiness Excellence Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Lobato Faucon	Supply Director
Ricardo Fernando T. Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Industrial Operations Director
Welson Teixeira Junior	Controller, Administrative, Information Technology, Investor and Corporate Development Relations Director and Chief Financial Officer
Augusto Ribeiro Junior Controllership Manager	Giovanni F. Lipari Accountant - CRC 1SP201389/0-7-S-SC